Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the six-month period ended June 30, 2020, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$,” and “U.S. dollars mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” “will” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Calyxt’s business, including disruptions resulting from Calyxt’s execution of its streamlined business model; management changes; dislocations in the capital markets; and other important factors, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2020 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including “Cellectis®”, “TALEN®” and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademark “Calyxt™” is owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc and its subsidiaries, taken as a whole.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Financial Statements (unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2019	June 30, 2020
ASSETS
Non-current assets
Intangible assets		1,108	1,071
Property, plant, and equipment	6	23,712	52,653
Right-of-use assets	5	45,612	63,669
Other non-current financial assets		5,517	7,376

Total non-current assets		75,949	124,769
Current assets
Inventories		2,897	5,710
Trade receivables	7.1	2,959	3,976
Subsidies receivables	7.2	9,140	5,367
Other current assets	7.3	15,617	21,786
Current financial assets	8.1	20,385	50,378
Cash and cash equivalents	8.2	340,522	260,710

Total current assets		391,520	347,927

TOTAL ASSETS		467,469	472,696

LIABILITIES
Shareholders’ equity
Share capital	12	2,767	2,768
Premiums related to the share capital	12	843,478	849,322
Currency translation adjustment		(22,641)	(23,730)
Retained deficit		(406,390)	(508,533)
Net income (loss)		(102,091)	(12,221)

Total shareholders’ equity - Group Share		315,123	307,606
Non-controlling interests		40,347	37,453

Total shareholders’ equity		355,470	345,059
Non-current liabilities
Non-current financial liabilities	9	—	6,640
Non-current lease debts	9	46,540	64,864
Non-current provisions	15	2,855	3,080

Total non-current liabilities		49,395	74,585

Current liabilities
Current lease debts	9	1,067	3,777
Trade payables	9	29,264	32,674
Deferred revenues and contract liabilities	11	20,033	483
Current provisions	15	3,743	1,619
Other current liabilities	10	8,497	14,499

Total current liabilities		62,604	53,052

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		467,469	472,696

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the six-month period ended June 30,

$ in thousands, except per share amounts

		For the six-month period ended June 30,
	Notes	2019	2020
Revenues and other income
Revenues	3.1	2,188	52,993
Other income	3.1	4,172	3,494

Total revenues and other income		6,360	56,487

Operating expenses
Cost of revenue	3.2	(1,403)	(10,428)
Research and development expenses	3.2	(39,987)	(43,587)
Selling, general and administrative expenses	3.2	(23,309)	(21,213)
Other operating income (expenses)		29	86

Total operating expenses		(64,670)	(75,142)

Operating income (loss)		(58,310)	(18,655)

Financial gain (loss)		3,849	(635)

Net income (loss)		(54,461)	(19,290)

Attributable to shareholders of Cellectis		(48,791)	(12,221)
Attributable to non-controlling interests		(5,670)	(7,069)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	14
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(1.15)	(0.29)
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(1.15)	(0.29)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the six-month period ended June 30,

$ in thousands

	For the six-month period ended June 30,
	2019	2020
Net income (loss)	(54,461)	(19,290)

Actuarial gains and losses	(271)	143

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	(271)	143

Currency translation adjustment	(1,990)	(634)
Commodity derivative contracts	—	(58)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(1,990)	(691)

Total Comprehensive income (loss)	(56,723)	(19,838)

Attributable to shareholders of Cellectis	(51,298)	(13,206)
Attributable to non-controlling interests	(5,425)	(6,632)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended June 30,

$ in thousands, except per share amounts

		For the three-month period ended June 30,
	Notes	2019	2020
Revenues and other income
Revenues	3.1	1,152	2,900
Other income	3.1	1,780	1,716

Total revenues and other income		2,932	4,616

Operating expenses
Cost of revenue	3.2	(815)	(5,827)
Research and development expenses	3.2	(25,421)	(22,862)
Selling, general and administrative expenses	3.2	(11,818)	(9,070)
Other operating income (expenses)		(3)	111

Total operating expenses		(38,058)	(37,647)

Operating income (loss)		(35,126)	(33,031)

Financial gain (loss)		(1,512)	(2,821)

Net income (loss)		(36,637)	(35,852)

Attributable to shareholders of Cellectis		(33,447)	(32,263)
Attributable to non-controlling interests		(3,190)	(3,589)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	14
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(0.79)	(0.76)
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(0.79)	(0.76)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED COMPREHENSIVE

INCOME (LOSS)

For the three-month period ended June 30,

$ in thousands

	For the three-month period ended June 30,
	2019	2020
Net income (loss)	(36,637)	(35,852)

Actuarial gains and losses	(271)	189

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	(271)	189

Currency translation adjustment	3,368	5,534
Commodity derivative contracts		(3)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	3,368	5,531

Total Comprehensive income (loss)	(33,541)	(30,132)

Attributable to shareholders of Cellectis	(30,333)	(26,611)
Attributable to non-controlling interests	(3,208)	(3,521)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the six-month period ended June 30,

$ in thousands

		For the six-month period ended June 30,
	Notes	2019	2020
Cash flows from operating activities

Net income (loss) for the period		(54,461)	(19,290)

Reconciliation of net income (loss) and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		3,215	4,199
Net loss (income) on disposals		356	9
Net financial loss (gain)		(3,848)	645
Expenses related to share-based payments		11,810	9,427
Provisions		1,155	(1,897)
Interest (paid) / received		4,146	2,809

Operating cash flows before change in working capital		(37,627)	(4,099)

Decrease (increase) in inventories		(709)	(2,813)
Decrease (increase) in trade receivables and other current assets		(3,436)	(2,159)
Decrease (increase) in subsidies receivables		(4,266)	3,690
(Decrease) increase in trade payables and other current liabilities		2,370	3,782
(Decrease) increase in deferred income		54	(19,167)

Change in working capital		(5,985)	(16,667)

Net cash flows provided by (used in) operating activities		(43,613)	(20,766)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		—	—
Acquisition of intangible assets		(29)	(41)
Acquisition of property, plant and equipment		(4,811)	(21,891)
Net change in non-current financial assets		(2,866)	(1,958)
Sale (Acquisition) of current financial assets		161	(29,993)

Net cash flows provided by (used in) investing activities		(7,545)	(53,882)

Cash flows from financing activities
Shares of Calyxt issued to third parties		(251)	179
Increase in borrowings		—	1,518
Payments on lease debts		(1,748)	(3,594)

Net cash flows provided by (used in) financing activities		(1,999)	(1,898)

(Decrease) increase in cash and cash equivalents		(53,157)	(76,546)

Cash and cash equivalents at the beginning of the year		451,501	340,522
Effect of exchange rate changes on cash		(1,377)	(3,266)

Cash and cash equivalents at the end of the period	8	396,967	260,711

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the six-month period ended June 30,

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non-controlling interests	Total Shareholders’ Equity
As of January 1, 2019		42,430,069	2,765	828,525		(16,668)	(326,628)	(78,693)	409,301	40,970	450,272
Net Loss		—	—	—	—	—	—	(48,791)	(48,791)	(5,670)	(54,461)
Other comprehensive income (loss)						(2,235)	(271)	—	(2,507)	245	(2,262)

Total comprehensive income (loss)						(2,235)	(271)	(48,791)	(51,298)	(5,425)	(56,723)
Allocation of prior period loss		—	—	—	—	—	(78,693)	78,693	—	—	—
Capital Increase		15,600	1		—	—	(1)	—	—	—	—
Transaction with subsidiaries		—	—	—	—	—	(481)	—	(481)	230	(251)
Non-cash stock-based compensation expense	12	—	—	6,302	—	—	—	—	6,302	5,509	11,810
Other movements		—	—	3	—	—	(3)	—	—	—	—

As of June 30, 2019		42,445,669	2,766	834,830		(18,903)	(406,078)	(48,791)	363,824	41,284	405,108

As of January 1, 2020		42,465,669	2,767	843,478		(22,641)	(406,390)	(102,091)	315,123	40,347	355,470
Net Loss		—	—	—	—	—	—	(12,221)	(12,221)	(7,069)	(19,290)
Other comprehensive income (loss)						(1,089)	104		(985)	437	(548)

Total comprehensive income (loss)						(1,089)	104	(12,221)	(13,206)	(6,632)	(19,838)
Allocation of prior period loss		—	—	—	—	—	(102,091)	102,091	—	—	—
Exercise of share warrants, employee warrants and stock options		20,464	1	—	—	—	(1)	—	(0)	—	(0)
Transaction with subsidiaries		—	—	—	—	—	(155)	—	(155)	155	—
Non-cash stock-based compensation expense		—	—	5,844	—	—	—	—	5,844	3,583	9,427

As of June 30, 2020		42,486,133	2,768	849,322	—	(23,730)	(508,533)	(12,221)	307,606	37,453	345,059

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancer cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. Our gene editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as through our subsidiary, Calyxt, to deliver plant-based innovations and solutions with substantial disruption potential across multiple industries.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. (which was incorporated on January 18, 2019) and Calyxt, Inc. are sometimes referred to as a consolidated group of companies as the “Group.”

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of June 30, 2020 and for the three-month and six-month period ended June 30, 2020 were approved by our Board of Directors on August 5, 2020.

The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements as of June 30, 2020 and for the three-month and six-month period ended June 30, 2020 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of June 30, 2020 and for the three-month and six-month period ended June 30, 2020 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2019, except as described below related to the new or amended accounting standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2020 but had no significant impact on the Interim Consolidated Financial Statements:

•	Amendments to References to the Conceptual Framework in IFRS Standards (Effective for the accounting periods as of January 1, 2020)

•	Amendment to IFRS 3 “Business Combinations” (Effective for the accounting periods as of January 1, 2020 and not yet adopted by the European Union)

•	Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” (Effective for the accounting periods as of January 1, 2020)

•

Amendments to IFRS 9 “Financial instruments”, IAS 39 “Financial instruments: Recognition and Measurement” and IFRS 7 “Financial instruments: Disclosures” (Effective for the accounting periods as of January 1, 2020)—Interest Rate Benchmark Reform

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for accounting periods beginning after January 1, 2021. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows:

•	IFRS 17 “Insurance Contracts” (Effective for accounting periods beginning after January 1, 2021 and not yet adopted by the European Union)

•

On May 28, 2020, the IASB issued “Covid-19-Related Rent Concessions”, an amendment to IFRS 16. The amendment, which is applicable from June 1, 2020 (subject to endorsement by the European Union), allows lessees not to account for rent concessions as lease modifications if they are a direct consequence of Covid-19 and meet certain conditions. Cellectis does not expect a material impact from the application of this amendment.

2.2 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

Accounting policy

We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.

Consolidated entities

For the six-month period ended June 30, 2020 and June 30, 2019, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc. Cellectis Biologics, Inc. was incorporated on January 18, 2019.

As of June 30, 2020, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 68.7% of Calyxt’s outstanding shares of common stock.

Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

Non-controlling interests

Non-controlling shareholders held a 31.1% interest in Calyxt Inc. as of December 31, 2019 and a 31.3% interest in Calyxt Inc. as of June 30, 2020. These non-controlling interests were generated during the initial public offering of Calyxt Inc and a subsequent follow-on offering, as well as through vesting and exercises of equity awards.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

3.1.1 For the six-month periods ended June 30

Revenues by country of origin and other income

	For the six-month period ended June 30,
	2019	2020
	$ in thousands
From France	1,623	48,323
From USA (1)	566	4,670

Revenues	2,188	52,993

Research tax credit	4,172	3,573
Subsidies and other	—	(79)

Other income	4,172	3,494

Total revenues and other income	6,360	56,487

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the six-month period ended June 30,
	2019	2020
	$ in thousands
Recognition of previously deferred upfront payments	—	19,535
Other revenues	724	27,536

Collaboration agreements	724	47,071

Licenses	872	1,233
Products & services	592	4,689

Total revenues	2,188	52,993

Recognition of previously deferred upfront payments reflects mainly the recognition of $19.4 million of deferred upfront and milestone payments on released targets, which is associated with the amendment signed in March 2020 to our collaboration agreement with Les Laboratoires Servier and Institut de Recherche Servier (“Servier”).

Other revenues include the recognition of a $27.6 million upfront payment received in March 2020 also associated with the amendment by which Cellectis granted Servier an expanded exclusive worldwide license to develop and commercialize, either directly or through its US sublicensee, Allogene Therapeutics, all next generation gene-edited allogeneic CAR T-cell products targeting CD19, including rights to UCART19/ALLO-501 and ALLO-501A.

Revenues related to licenses include royalties received under our various license agreements.

Products and services revenues mainly include the revenues of plants activities which are primarily attributable to the commercialization of Calyxt’s high oleic soybean oil and meal for $4.7 million during the first half of 2020.

3.1.1 For the three-month periods ended June 30

Revenues by country of origin and other income

	For the three-month period ended June 30,
	2019	2020
	$ in thousands
From France	745	607
From USA (1)	407	2,293

Revenues	1,152	2,900

Research tax credit	1,805	1,725
Subsidies and other	(25)	(10)

Other income	1,780	1,716

Total revenues and other income	2,932	4,616

(1)	Revenues from USA concern Calyxt only.

Revenues by nature

	For the three-month period ended June 30,
	2019	2020
	$ in thousands
Recognition of previously deferred upfront payments	—	—
Other revenues	298	110

Collaboration agreements	298	110

Licenses	431	466
Products & services	423	2,324

Total revenues	1,152	2,900

3.2 Operating expenses

3.2.1 For the six-month periods ended June 30

	For the six-month period ended June 30,
	2019	2020
Cost of goods sold	(337)	(9,204)
Royalty expenses	(1,066)	(1,223)

Cost of revenue	(1,403)	(10,428)

	For the six-month period ended June 30,
Research and development expenses	2019	2020
Wages and salaries	(9,566)	(13,276)
Social charges on stock option grants	(1,333)	—
Non-cash stock based compensation expense	(4,151)	(5,014)

Personnel expenses	(15,049)	(18,290)

Purchases and external expenses	(21,586)	(21,743)
Other	(3,353)	(3,555)

Total research and development expenses	(39,987)	(43,587)

	For the six-month period ended June 30,
Selling, general and administrative expenses	2019	2020
Wages and salaries	(6,961)	(7,890)
Social charges on stock option grants	(490)	—
Non-cash stock based compensation expense	(7,660)	(4,413)

Personnel expenses	(15,111)	(12,302)

Purchases and external expenses	(6,554)	(6,980)
Other	(1,644)	(1,931)

Total selling, general and administrative expenses	(23,309)	(21,213)

	For the six-month period ended June 30,
Personnel expenses	2019	2020
Wages and salaries	(16,527)	(21,165)
Social charges on stock option grants	(1,823)	—
Non-cash stock based compensation expense	(11,810)	(9,427)

Total personnel expenses	(30,160)	(30,592)

3.2.2 For the three-month periods ended June 30

	For the three-month period ended June 30,
	2019	2020
Cost of goods sold	(302)	(5,320)
Royalty expenses	(513)	(507)

Cost of revenue	(815)	(5,827)

	For the three-month period ended June 30,
Research and development expenses	2019	2020
Wages and salaries	(4,986)	(6,790)
Social charges on stock option grants	(1,326)	—
Non-cash stock based compensation expense	(2,992)	(2,410)

Personnel expenses	(9,304)	(9,200)

Purchases and external expenses	(13,967)	(11,775)
Other	(2,150)	(1,887)

Total research and development expenses	(25,421)	(22,862)

	For the three-month period ended June 30,
Selling, general and administrative expenses	2019	2020
Wages and salaries	(3,825)	(3,105)
Social charges on stock option grants	(468)	—
Non-cash stock based compensation expense	(3,717)	(2,240)

Personnel expenses	(8,010)	(5,345)

Purchases and external expenses	(3,046)	(2,653)
Other	(762)	(1,072)

Total selling, general and administrative expenses	(11,818)	(9,070)

	For the three-month period ended June 30,
Personnel expenses	2019	2020
Wages and salaries	(8,811)	(9,895)
Social charges on stock option grants	(1,794)	—
Non-cash stock based compensation expense	(6,710)	(4,651)

Total personnel expenses	(17,314)	(14,546)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the six-month period ended June 30, 2020, Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Executive Vice President Technical Operation (until August 6, 2020);

•	The Executive Vice President Strategic Initiatives;

•	The Executive Vice President Global Quality;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The Vice President Corporate Development;

•	The Chief Regulatory & Compliance Officer; and

•	The Chief Medical Officer (from April 13, 2020).

The Senior Vice President Europe Technical Operations and the Senior Vice President of US Manufacturing will join the CODM beginning August 6, 2020.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on delivering plant-based innovations and solutions with substantial disruption potential across multiple industries. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments. The intersegments revenues represent the transactions between segments. Amounts due to Cellectis S.A. pursuant to inter segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service.

Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Cost of revenue and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations and manages its business based, in part, on this financial measure.

The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment for the six-month periods ended June 30,

	For the six-month period ended June 30, 2019			For the six-month period ended June 30, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	566	1,623	2,188	4,670	48,323	52,993
External other income	125	4,047	4,172	—	3,494	3,494

External revenues and other income	691	5,669	6,360	4,670	51,817	56,487

Cost of revenue	(337)	(1,066)	(1,403)	(9,219)	(1,207)	(10,428)
Research and development expenses	(5,300)	(34,688)	(39,987)	(5,388)	(38,199)	(43,587)
Selling, general and administrative expenses	(12,542)	(10,767)	(23,309)	(11,774)	(9,439)	(21,213)
Other operating income and expenses	20	9	29	(44)	131	86

Total operating expenses	(18,158)	(46,511)	(64,670)	(26,426)	(48,715)	(75,142)

Operating income (loss) before tax	(17,468)	(40,842)	(58,310)	(21,756)	3,102	(18,655)

Financial gain (loss)	347	3,502	3,849	(148)	(487)	(635)

Net income (loss)	(17,121)	(37,340)	(54,461)	(21,904)	2,615	(19,290)

Non controlling interests	5,670	—	5,670	7,069	—	7,069

Net income (loss) attributable to shareholders of Cellectis	(11,451)	(37,340)	(48,791)	(14,835)	2,615	(12,221)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	592	3,294	3,886	573	4,177	4,750
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	3,215	3,008	6,223	1,879	1,667	3,546

Adjustment of share-based compensation attributable to shareholders of Cellectis	3,808	6,302	10,109	2,452	5,844	8,296

Adjusted net income (loss) attributable to shareholders of Cellectis	(7,643)	(31,039)	(38,682)	(12,383)	8,459	(3,924)

Depreciation and amortization	(758)	(2,457)	(3,215)	(980)	(3,212)	(4,192)
Additions to tangible and intangible assets	1,461	3,456	4,917	355	29,832	30,187

Details of key performance indicators by reportable segment for the three-month periods ended June 30,

	For the three-month period ended June 30, 2019			For the three-month period ended June 30, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	407	745	1,152	2,293	607	2,900
External other income	62	1,717	1,780	—	1,716	1,716

External revenues and other income	469	2,462	2,932	2,293	2,323	4,616

Cost of revenue	(302)	(513)	(815)	(5,339)	(487)	(5,827)
Research and development expenses	(3,269)	(22,151)	(25,421)	(2,754)	(20,107)	(22,862)
Selling, general and administrative expenses	(6,480)	(5,338)	(11,818)	(5,311)	(3,759)	(9,070)
Other operating income and expenses	16	(20)	(3)	(24)	135	111

Total operating expenses	(10,035)	(28,022)	(38,057)	(13,429)	(24,218)	(37,647)

Operating income (loss) before tax	(9,566)	(25,560)	(35,126)	(11,136)	(21,895)	(33,031)

Financial gain (loss)	133	(1,645)	(1,512)	185	(3,006)	(2,821)

Net income (loss)	(9,432)	(27,205)	(36,637)	(10,951)	(24,901)	(35,852)

Non controlling interests	3,190	—	3,190	3,589	—	3,589

Net income (loss) attributable to shareholders of Cellectis	(6,242)	(27,205)	(33,447)	(7,362)	(24,901)	(32,263)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	10	2,934	2,945	(21)	1,749	1,728
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,657	1,309	2,966	1,132	580	1,712

Adjustment of share-based compensation attributable to shareholders of Cellectis	1,667	4,243	5,910	1,112	2,329	3,441

Adjusted net income (loss) attributable to shareholders of Cellectis	(4,575)	(22,962)	(27,537)	(6,250)	(22,572)	(28,823)

Depreciation and amortization	(386)	(1,300)	(1,687)	(490)	(1,657)	(2,147)
Additions to tangible and intangible assets	822	2,116	2,938	207	16,003	16,210

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of the six-month periods ended June 30, 2019 and June 30, 2020.

Note 5. Right-of-use assets

Accounting policy

Lease contracts recognition

Lease contracts, as defined by IFRS 16 “Leases”, are recorded in the statement of consolidated financial position, which leads to the recognition of:

•	an asset representing a right of use of the asset leased during the lease term of the contract “right-of-use”; and

•	a liability related to the payment obligation “lease debt”.

Measurement of the right-of use asset

At the commencement date, the right-of-use asset is measured at cost and comprises:

•	the amount of the initial measurement of the lease liability, to which is added, if applicable, any lease payments made at or before the commencement date, less any lease incentives received;

•

where relevant, any initial direct costs incurred by the lessee for the conclusion of the contract. These are incremental costs which would not have been incurred if the contract had not been concluded; and

•	estimated costs for restoration of the leased asset according to the terms of the contract.

Following the initial recognition, the right-of-use asset must be depreciated over the useful life of the underlying assets as lease term for the rental component.

Measurement of the lease liability

At the commencement date, the lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

Amounts involved in the measurement of the lease liability are:

•	fixed payments (including in-substance fixed payments; meaning that even if they are variable in form, they are in-substance unavoidable);

•

variable lease payments that depend on an index or a rate, initially measured using the index or the rate in force at the lease commencement date; amounts expected to be payable by the lessee under residual value guarantees; and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is subsequently measured based on a process similar to the amortized cost method using the discount rate:

•	the liability is increased by the accrued interests resulting from the discounting of the lease liability, at the beginning of the lease period; and

•	payments made are deducted.

The interest cost for the period as well as variable payments, not taken into account in the initial measurement of the lease liability and incurred over the relevant period are recognized as costs.

In addition, the lease liability may be remeasured in the following situations:

•	the occurrence of a change in the lease term or a modification related to the assessment of the reasonably certain nature (or not) of the exercise of an option,

•	a remeasurement linked to residual value guarantees,

•	the occurrence of an adjustment to the rates and indices according to which the rents are calculated when rent adjustments occur.

Main contracts applicable

Based on its analysis, the Group has identified lease contracts according to the standard concerning office buildings, laboratories, production facilities and storage facilities.

For purposes of IFRS 16, the lease term reflects the Group’s reasonable expectation of the period during which the underlying asset will be used.

The discount rate used to calculate the lease debt is determined, for each portfolio of assets, according to the incremental borrowing rate at the contract date.

The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The rental charges relating to short terms and low value lease remains classified as leases expenses in operating expenses.

Details of Right-of-use assets

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The consequence of the application of this standard is to recognize a right of use and lease liability on the balance sheet.

For the leaseback on Calyxt Headquarters, according to IFRS 16, the value of the right-of-use asset has been adjusted for the amount of the net deferred losses recognized in the statement of financial position immediately before the date of initial application, which was $1.8 million.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2020	43,112	2,500	45,612

Additions	18,806	2,141	20,947
Depreciation expense	(2,251)	(647)	(2,899)
Translation adjustments	(8)	16	9

Net book value as of June 30, 2020	59,659	4,010	63,669

Gross value at end of period	65,984	5,316	71,300
Accumulated depreciation at end of period	(6,325)	(1,306)	(7,631)

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2019	3,229	2,084	2,172	1,247	8,732

Additions to tangible assets	334	195	269	4,079	4,877
Disposal of tangible assets	—	(10)	—	(346)	(356)
Reclassification	7	1	22	(30)	—
Depreciation expense	(61)	(552)	(314)	—	(927)
Translation adjustments	(13)	(5)	(4)	15	(7)

Net book value as of June 30, 2019	3,496	1,713	2,145	4,965	12,320

Gross value at end of period	7,912	11,927	3,499	5,762	29,100
Accumulated depreciation and impairment at end of period	(4,416)	(10,214)	(1,353)	(798)	(16,781)
Net book value as of January 1, 2020	3,330	3,160	2,435	14,787	23,712

Additions to tangible assets	487	271	294	29,103	30,156
Disposal of tangible assets	—	(9)	—	—	(9)
Reclassification	674	164	186	(1,025)	(1)
Depreciation expense	(166)	(633)	(415)	—	(1,214)
Translation adjustments	8	—	—	—	8

Net book value as of June 30, 2020	4,332	2,955	2,500	42,866	52,653

Gross value at end of period	8,994	14,364	4,628	42,866	70,851
Accumulated depreciation and impairment at end of period	(4,661)	(11,409)	(2,128)	—	(18,198)

As of June 30, 2020, no assets have been pledged as security for financial liabilities. There is no restriction on title of property, plant and equipment.

For the six-month period ended June 30, 2020, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $0.5 million and other equipment for $1.2 million.

Additions to our assets under construction as of June 30, 2020 primarily relates to Cellectis’ new facilities that are being constructed: a new raw materials manufacturing facility in Paris ($2.4 million), and a new commercial manufacturing facility in Raleigh, North Carolina ($26.6 million). The balance relates to capital expenditure in the New York office and in the Plants Segment.

Note 7. Trade receivables and other current assets

7.1 Trade receivables

	As of December 31,	As of June 30,
	2019	2020
	$ in thousands
Trade receivables	3,513	5,026
Valuation allowance	(554)	(1,050)

Total net value of trade receivables	2,959	3,976

All trade receivables have payment terms of less than one year.

7.2 Subsidies receivables

	As of December 31,	As of June 30,
	2019	2020
	$ in thousands
Research tax credit	9,140	5,367

Total subsidies receivables	9,140	5,367

Research tax credit receivables as of June 30, 2020 include the accrual for a French research tax credit related to 2020 for $3.9 million and to previous periods for $1.2 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. Based on our current evaluation of the status of the audit, we do not believe that a provision should be recorded as of June 30, 2020.

7.3 Other current assets

	As of December 31,	As of June 30,
	2019	2020
	$ in thousands
VAT receivables	3,044	3,205
Prepaid expenses and other prepayments	11,829	11,703
Tax and social receivables	150	277
Deferred expenses and other current assets	594	6,601

Total other current assets	15,617	21,786

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2019, and the six-month period ended June 30, 2020, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of December 31, 2019, deferred expenses and other current assets mainly relates to commission fees with respect to a letter of credit relating to our GMP Raleigh facility, a Calyxt broker receivable and certain down payments to suppliers. As of June 30, 2020, deferred expenses and other current assets mainly relates to commission fees with respect to a letter of credit relating to our GMP Raleigh facility, a Calyxt broker receivable and certain down payments to suppliers, as well as a right to obtain equipment at Raleigh facility which generates an equivalent financial liability.

As of December 31, 2019, tax and social receivables relate mainly to social charges on personnel expenses and tax reimbursement. As of June 30, 2020, tax and social receivables relate mainly to social charges on personnel expenses.

Note 8. Current financial assets and Cash and cash equivalents

As of December 31, 2019	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	20,385	—	20,385
Cash and cash equivalents	340,522	—	340,522

Current financial assets and cash and cash equivalents	360,907	—	360,907

As of June 30, 2020	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	50,378	—	50,378
Cash and cash equivalents	260,710	—	260,710

Current financial assets and cash and cash equivalents	311,088	—	311,088

8.1 Current financial assets

Current financial assets include current restricted cash and other current financial assets.

As of June 30, 2020, restricted cash consists of:

i. deposit to secure commitment to supplier regarding the manufacturing facility construction for $20 million classified as short-term restricted cash included within current financial assets, and

ii. deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.4 million of which $0.4 million are classified as short-term restricted cash included within current financial assets.

Other current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of corporate debt securities and commercial paper. Their nominal value amounted to $29.9 million and their fair value amounted to $29.9 million as of June 30, 2020 (there were none as of December 31, 2019).

8.2 Cash and cash equivalents

	As of December 31,	As of June 30,
	2019	2020
	$ in thousands
Cash and bank accounts	270,630	189,829
Money market funds	13,722	13,770
Fixed bank deposits	56,170	57,110

Total cash and cash equivalents	340,522	260,710

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 9. Financial liabilities

9.1 Detail of financial liabilities

	As of December 31,	As of June 30,
	2019	2020
	$ in thousands
Lease debts	46,540	64,864
Other	—	6,640

Total non-current financial liabilities	46,540	71,504

Lease debts	1,067	3,777

Total current financial liabilities	1,067	3,777

Trade payables	29,264	32,674
Other current liabilities	8,497	14,499

Total Financial liabilities	85,368	122,454

The increase in other non-current financial liability is explained by a financial liability related to an equipment rental agreement at our Raleigh good manufacturing practices (“GMP”) facility -and that will be reclassified to lease debt when equipment is delivered or accepted by Cellectis-, as well as Calyxt’s obtention of a $1.5 million paycheck protection program loan under the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act.

9.2 Due dates of the financial liabilities

Balance as of June 30, 2020	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	68,641	3,777	19,422	45,442
Trade payables	32,674	32,674	—	—
Other non-current liabilities	6,640	—	4,140	2,500
Other current liabilities	14,499	14,499	—	—

Total financial liabilities	122,454	50,950	23,562	47,942

Note 10. Other current liabilities

	As of December 31,	As of June 30,
	2019	2020
	$ in thousands
VAT Payables	130	142
Accruals for personnel related expenses	7,295	8,236
Other	1,073	6,122

Total	8,497	14,499

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The increase in accruals for personnel related expenses between December 31, 2019 and June 30, 2020 is mainly explained by the increase in group employees in the first six months of 2020.

The increase in other between December 31, 2019 and June 30, 2020, is mainly driven fixed assets accruals.

Note 11. Deferred revenues and contract liabilities

	As of December 31, 2019	As of June 30, 2020
	$ in thousands
Deferred revenues and contract liabilities	20,033	484
Others	—	(1)

Total Deferred revenue and contract liabilities	20,033	483

The deferred revenues and contract liabilities as of December 31, 2019 were mainly attributable to upfront payments and milestone payments for the collaboration agreements with Servier. During the six-month period ended June 30, 2020, we recognized as revenue $16.9 million related to upfront payments and $2.5 million related to milestone payments on released targets based on the amendment signed in March 2020 to our collaboration agreement with Servier.

Note 12. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2019	2,765	828,525	42,430,069	0.05
Capital Increase	1	—	15,600	—
Exercise of share warrants, employee warrants and stock options	—	—	—	—
Non-cash stock based compensation expense	—	6,302	—	—

Balance as of June 30, 2019	2,766	834,830	42,445,669	0.05

Balance as of January 1, 2020	2,767	843,478	42,465,669	0.05
Exercise of share warrants, employee warrants and stock options	1	—	20,464	—
Non-cash stock based compensation expense	—	5,844	—	—
Other movements	—	—	—	—

Balance as of June 30, 2020	2,768	849,322	42,486,133	0.05

Capital evolution during the six-month period ended June 30, 2020.

•	During the six-month period ended June 30, 2020, 20 464 shares were issued.

Note 13. Non-cash share-based compensation

13.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis Ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2018	2019	2020
Weighted-Average fair values of stock options granted	8.84€	10.19€	5.59€
Assumptions:
Risk-free interest rate	0.13% - 0.21%	-0.38% - 0.09%	0.00%
Share entitlement per options	1	1	1
Exercise price	18.37€ - 24.80€	11.06€ - 18.25€	8.27€ - 15.84€
Grant date share fair value	16€ - 17.78€	11.32€ - 17.80€	9.14€ - 14.76€
Expected volatility	63.3% - 63.4%	60.0% - 66.6%	61.3% - 62.8%
Expected term (in years)	6.25	5.78 - 6.25	6.15
Vesting conditions	Service	Service	Service
Vesting period	Graded	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2018	5,644,044	27.47	€8,978,106	25.36		€7.3y
Granted	—	—	1,650,800	17.90	€
Exercised	—	—	—	—
Forfeited or Expired	—	—	(956,524)	24.01	€
Balance as of December 31, 2019	6,922,172	26.30	€9,672,382	24.22		€6.8y
Granted	—	—	177,000	9.00	€
Exercised	—	—	—	—
Forfeited or Expired	—	—	(204,642)	22.65	€
Balance as of June 30, 2020	7,798,543	25.44	€9,644,740	23.97		€6.3y

Share-based compensation expense related to stock option awards was $5.5 million and $5.7 million for the six-month periods ended 2020 and 2019, respectively.

Warrants

No Warrants (or “Bons de Souscriptions d’Actions” or “BSA”) have been granted during the periods presented.

Information on warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2018	687,252	27.74	€918,927	26.74		€7.2y
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or Expired	—	—	—	—
Balance as of December 31, 2019	852,260	35.35	€918,927	35.12		€6.9y
Granted	—	—	—	—
Exercised	—	—	(19,702)	8.28	€
Forfeited or Expired	—	—	—	—
Balance as of June 30, 2020	832,558	27.38	€899,225	27.15		€5.8y

Share-based compensation expense related to warrants awards was $0.2 million and $0.5 million for the six-month periods ended 2020 and 2019, respectively.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period for French employees and four years for foreign citizens.

The free shares granted in 2018 and after are subject to a one-year vesting period for French employees and two-years for foreign citizens.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2018	71,600	27.37	€
Granted	57,000	13.04	€
Vested	(35,600)	25.74	€
Cancelled	(26,000)	21.65	€
Unvested balance at December 31, 2019	67,000	13.98	€
Granted	43,000	12.11	€
Vested	—	—
Cancelled	(16,500)	14.16	€
Unvested balance at June 30, 2020	93,500	13.09	€

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $0.1 million and $0.1 million for the six-month periods ended 2020 and 2019, respectively.

13.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2019	2020
Weighted-Average fair values of stock options granted	$10.61	$5.19
Assumptions:
Risk-free interest rate	1,9% - 2.5%	1.7%
Share entitlement per options	1	1
Exercise price	$4.05 - $15.39	$7.30
Grant date share fair value	$4.05 - $15.39	$7.30
Expected volatility	77,9% - 78.9%	77.4%
Expected term (in years)	6.8 - 10.0	6.9
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

The expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share
Balance as of December 31, 2018	1,278,038	$7.45	3,201,887	$10.67
Granted	—	—	1,590,000	$13.80
Exercised	—	—	(95,327)	$3.61
Forfeited or Expired	—	—	(227,696)	$14.68
Other activity			12,495	$13.29
Balance as of December 31, 2019	1,789,567	$8.73	4,481,359	$11.73
Granted	—	—	60,000	$7.30
Exercised	—	—	—	—
Forfeited or Expired	—	—	(357,531)	$15.03
Balance as of June 30, 2020	2,028,498	$9.33	4,183,828	$11.39

Stock-based compensation expense related to stock option awards was $2.4 million and $2.7 million for the six-month periods ended 2020 and 2019, respectively. The options granted under the plans were originally only exercisable upon a triggering event or initial public offering as defined by the plans.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2018	1,051,414	$14.11
Granted	100,000	$12.48
Vested	(324,043)	$9.69
Cancelled	(13,845)	$12.72
Unvested balance at December 31, 2019	813,526	$10.31
Granted	—	—
Vested	(117,389)	$9.97
Cancelled	(51,479)	$10.59
Unvested balance at June 30, 2020	644,658	$10.35

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was $1.0 million and $2.8 million for the six-month periods ended 2020 and 2019, respectively.

Performance Stock Unit

In June 2019, Calyxt granted performance stock units, which carry a market condition based on Calyxt share price. These awards contain a continuous service period of three years, the performance period, from the date of grant, followed by a restricted period of two years if the shares are issued following the performance period during which the grantee is required to provide continuous service and the awarded shares must be held by the grantee until the end of the period. The number of shares of common stock delivered following the performance period depends upon the change in Calyxt share price during the performance period. Calyxt granted a targeted 311,667 performance stock units, the performance criteria allow for the actual payout to be between zero and 120 percent of target. The fair value of the performance stock units and the assumptions used for the Monte Carlo simulation were as follows:

Date of grant	06/28/2019
Estimated fair values of performance stock units granted	$7.06
Assumptions:
Risk-free interest rate	1.71%
Expected volatility	75.0%
Expected term (in years)	3.0 years

Information on performance stock unit activity follows:

	Number of Performance Stock Units Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2019	311,667	$7.06
Granted	—	$—
Vested	—	$—
Cancelled	—	$—
Unvested balance at June 30, 2020	311,667	$7.06

Share-based compensation expense related to performance stock units awards for the six-month period ended June 30, 2020 was $0.2 million.

Note 14. Earnings per share

14.1 For the six-month periods ended June 30

	For the six-month period ended June 30,
	2019	2020
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(48,791)	(12,221)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	42,435,269	42,469,080
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	(1.15)	(0.29)
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)	(1.15)	(0.29)

(1)

When we have adjusted net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

14.2 For the three-month periods ended June 30

	For the three-month period ended June 30,
	2019	2020
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(33,447)	(32,263)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	42,440,469	42,472,490
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis per share ($ / share)
Basic net income (loss) per share ($ /share)	(0.79)	(0.76)
Diluted net income (loss) per share ($ /share)	(0.79)	(0.76)

(1)

When we have adjusted net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

Note 15. Provisions

	12/31/2019	Additions	Amounts used during the period	Reversals	OCI	6/30/2020
Pension	2,855	200	—	—	26	3,080
Loss on contract	271	—	(271)	—	—	—
Employee litigation and severance	639	268	(298)	—	(3)	607
Commercial litigation	2,833	267	(1,100)	(951)	(37)	1,012

Total	6,598	735	(1,669)	(951)	(14)	4,699

Non-current provisions	2,855	200	—	—	26	3,080
Current provisions	3,743	535	(1,669)	(951)	(40)	1,619

During the six-month period ended June 30, 2020, additions mainly relate to (i) commercial litigation for $0.3 million, (ii) employee litigation for $0.3 million and (ii) pension service cost of the period for $0.2 million.

The amounts used and reversed during the period mainly relate to (i) fees payments in connection with the Montvale, New Jersey facility discontinuation, for $0.3 million, (ii) the settlement of employee litigation for $0.3 million and (iii) the termination of a commercial litigation (for $2.1 million).

Note 16. Commitments

As of June 30, 2020	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Lease agreement	115,283	7,215	22,688	21,235	64,145
License agreements	16,465	1,283	2,534	2,534	10,114
Manufacturing agreements	3,914	3,914	—	—	—
Clinical & R&D agreements	1,446	908	538	—	—
Construction agreements	22,295	22,295	—
Other agreements	34,301	28,462	5,839	—	—

Total contractual obligations	193,703	64,077	31,598	23,769	74,259

Obligations under the terms of lease agreements

We have entered into various lease agreements including facility leases agreements for our sites in Paris, France, and in the United States in New York City (New York), Raleigh (North Carolina) and Roseville (Minnesota) for a defined term, as well as finance leases and sales and leaseback for equipment. We also have entered into a significant equipment leasing agreement at our Raleigh manufacturing facility over the period.

Obligations under the terms of license agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay for services rendered in the next 12 months regarding our products UCART123, UCARTCS1 and UCART22.

Obligations under the terms of Clinical & Research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of Construction agreements

We have entered into a construction agreement regarding our manufacturing facility based in Raleigh, North Carolina, where we committed to pay for construction work.

Obligations under the terms of other agreements

Calyxt has entered into seed and grain production agreements (Forward Purchase Contracts) with seed producers and growers. The seed contracts often require Calyxt to pay prices for the seed produced commodity futures market prices plus a premium. The grower contracts are also linked to a commodity futures market pricesp plus a premium. The grower has the option to fix their price with Calyxt throughout the term of the agreement. The grower contracts allow for delivery of grain to Calyxt at harvest if so specified when the agreement is executed, otherwise delivery occurs on a date that Calyxt elects through August 31 of the following year. In all periods presented, we considered Forward Purchase Contracts as normal purchases and not derivatives. Any mark-to-market gains or losses associated with those contracts were reflected in inventory upon our purchase of the underlying grain.

Note 17 Subsequent events

- On July 9 and July 15, 2020, Cellectis obtained a €18.5 million (or $21 million) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a state-guaranteed loan (Prêt Garanti par l’Etat) (the “PGE“). Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.25% and 2.35%. After an initial interest-only term of one year, the loan can be amortized over up to five years at the option of the Company. The French government guarantees 90% of the borrowed amount.

- During the third quarter of 2020, Calyxt determined to refocus its commercial efforts with respect to its soybean product on the sale of seed for its customers’ own soybean processing businesses.

Calyxt’s broader business model comprises three go-to-market strategies:

•

TALEN® Licensing Arrangements: Through licensing agreements with third parties with respect to our technology, including our TALEN® technology, for negotiated upfront and annual fees and potential royalties upon commercial sale of products.

•

Trait and Product Licensing Arrangements: through licensing agreements with downstream partners with respect to Calyxt-developed traits or products for negotiated upfront and milestone payments and potential royalties upon commercial sale of products.

•	Seed Sale Arrangements: Through purchase agreements for the direct sale of seed with such sales expected to generate revenue for Calyxt.

This streamlined business model with differentiated go-to-market strategies provides a capital efficient, lower-cost, and highly-scalable approach. Taking rate, anticipated expense reduction efforts, and its expectations regarding an effective advancement of its go-to-market soybean strategy and anticipated cash receipts from its product development efforts with partners, Calyxt estimates that its cash, cash equivalents, short-term investments, and restricted cash as of June 30, 2020 would enable Calyxt to fund its operations for at least the next twelve months and into 2022.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop best-in-class products in the field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop, through our 68.7% (as of June 30, 2020) ownership in Calyxt, plant-based innovations and solutions with substantial disruption potential across multiple industries.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is mainly focused on the development of products in the field of immuno-oncology. Our Plants segment focuses on advancing its gene-editing technologies toward developing high value innovations and plant-based solutions with substantial disruption potential, while leveraging partners and licensees to manage commercialization and the associated costs and risks.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property.

In addition, by leveraging our gene editing and trait development expertise in plants, we aim to develop, through Calyxt, plant-based innovations and solutions with substantial disruption potential across multiple industries and tailored to specific downstream issues. We do not have any therapeutics products approved for sale and have not generated any revenues from immunotherapy product sales. Although Calyxt achieved commercialization in the first quarter of 2019, it has not yet generated significant revenue under its existing go-to-market strategy from sales of its initial high oleic soybean products.

We currently derive all of our Therapeutics revenues from payments pursuant to our collaboration agreements with Allogene Therapeutics, Inc. (“Allogene”) and Les Laboratoires Servier and Institut de Recherche Servier (“Servier”), patent licensing arrangements and royalties on licensed technologies.

For the six-month period ended June 30, 2020, we received aggregate payments of $32.9 million (VAT included) from Servier pursuant to the collaboration agreement. As of June 30, 2020, we were eligible to receive potential development and commercial milestone payments pursuant to these agreements of (i) up to $410 million from Servier and (ii) up to $2.8 billion from Allogene. Under our agreement with Allogene, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under our agreement with Servier, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier under sublicenses.

We are also party to research and development agreements with MD Anderson Cancer Center pursuant to which we collaborate with this center to accelerate the pre-clinical and clinical development of UCARTCS1. Under this agreement, we fund the pre-clinical research activities performed at this center.

We are currently sponsoring clinical studies with respect to three proprietary Cellectis product candidates at three sites for the BALLI-01 Study, at four sites for the AMELI-01 Study and at three sites for the MELANI-01 Study, as follows:

•

AMELI-01 Study, the Phase 1 dose-escalation clinical trial under the protocol UCART123_01 for UCART123 targeting AML, which is being conducted at Weill Cornell Medical Center (New York, USA), MD Anderson Cancer Center (Texas, USA), H. Lee Moffitt Cancer Center (Florida, USA) and Dana Farber (Massachusetts, USA).

•

BALLI-01 Study, the Phase 1 dose-escalation clinical trial under the protocol UCART22-01 for UCART22 targeting B-ALL, which is being conducted at MD Anderson Cancer Center (Texas, USA), The University of Chicago Comprehensive Cancer Center (Illinois, USA), and Weill Cornell Medical Center (New York, USA).

•

MELANI-01 Study, the Phase 1 dose-escalation under the protocol UCARTCS1_01 for UCARTCS1 targeting multiple myeloma (MM), which is being conducted at MD Anderson Cancer Center (Texas, USA), Hackensack University Medical Center (New Jersey, USA), and Weill Cornell Medicine (New York, USA). On July 6, 2020, Cellectis announced that the MELANI-01 trial was placed on clinical hold by the U.S. Food and Drug Administration (FDA).This clinical hold, which impacts only the MELANI-01 Study, was initiated following the submission of a safety report regarding one patient enrolled in the MELANI-01 study at dose level two (DLT), with R/R MM. This patient, who had been treated unsuccessfully with numerous lines of prior therapy (including autologous CAR T-cells) experienced a fatal treatment-emergent adverse event during the DLT period. Clinical evaluation of the case is ongoing, and additional details as to the immediate and underlying causes of this event are being investigated. Cellectis is working closely with the FDA to address the agency’s requests which includes changes to the MELANI-01 clinical protocol that are designed to enhance patient safety. The requested information and amended protocol are expected to be submitted in due course.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

COVID-19 Update

As previously reported, while implementing health and safety measures, we have continued to advance our proprietary allogeneic CAR T-cell programs. During the first six months of 2020, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials, and, except as discussed above with respect to the clinical hold affecting the MELANI-01 Study, each of the trials currently continues to progress through its respective dose levels.

In addition, construction has continued on our raw materials manufacturing facility in Paris and our commercial manufacturing facility in Raleigh, North Carolina, which remain expected to commence production in 2021.

With respect to the three out-licensed programs, Allogene Therapeutics has announced that Servier has recently resumed recruitment in the CALM and PALL clinical trials in an effort to complete previously planned cohorts, and Allogene Therapeutics is continuing to enroll patients in the ALPHA trial, ALPHA2 trial and UNIVERSAL trial.

Nevertheless, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction is currently unknown, and we are monitoring the pandemic as it continues to rapidly evolve.

At Calyxt, downstream demand disruptions and pricing volatility caused by the COVID-19 pandemic reinforced the potential benefits of its strategic trajectory toward more streamlined, lower cost, and more capital-efficient upstream-focused go-to-market strategies. Moreover, the crush schedule cancellations that Calyxt took in response to the COVID-19 pandemic provided an evaluation point for its soybean product and go-to-market strategy.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item I.A. “Risk Factor” of our report on Form 6-K for the three-month period ended March 31, 2020.

Key events of the six-month period ended June 30, 2020

Since the beginning of 2020, Cellectis has made the following key achievements:

•

On January 6, 2020, Cellectis announced the publication of a review titled “Off-the-shelf’ allogeneic CAR T cells: development and challenges” in Nature Reviews Drug Discovery by Prof. Stéphane Depil, Dr. Philippe Duchateau, Prof. Stephan Grupp, Prof. Ghulam Mufti and Dr. Laurent Poirot. The authors review the opportunities and challenges presented by universal allogeneic CAR T-cell therapies, such as the potential of taking T-cells from a healthy donor instead of using patient-derived cells and the challenge that graft-versus-host-disease (GvHD) poses during treatment.

•

On January 12, 2020, Cellectis and Iovance Biotherapeutics entered into a research collaboration and exclusive worldwide license agreement whereby Cellectis grants Iovance an exclusive license under certain TALEN® technology in order to develop tumor infiltrating lymphocytes (TIL) that have been genetically edited to create more potent cancer therapeutics. This license enables Iovance Biotherapeutics’ use of TALEN® technology addressing multiple gene targets to modify TIL for therapeutic use in several cancer indications. Financial terms of the license include development, regulatory and sales milestone payments from Iovance Biotherapeutics to Cellectis, as well as royalty payments based on net sales of TALEN®-modified TIL products.

•

On January 15, 2020, Cellectis announced the first patient dosing in AMELI-01, the Phase 1 dose escalation clinical trial evaluating a new UCART123 product candidate in relapsed/refractory acute myeloid leukemia (AML). This trial, sponsored by Cellectis, is part of an Investigational New Drug application (IND) submitted to the US Food and Drug Administration for a new UCART123 construct and an optimized production process, and will evaluate the safety, expansion, persistence and clinical activity of the product candidate in patients with relapsed/refractory AML. AMELI-01 replaced the first US clinical trial assessing the UCART123 product candidate.

•

On March 4, 2020, Cellectis and Servier entered into an amendment to our License, Development and Commercialization Agreement dated March 6, 2019 (as so amended, the “Servier License Agreement”). Under this amendment, Cellectis grants Servier an expanded exclusive worldwide license to develop and commercialize all next generation gene-edited allogeneic CAR T-cell products targeting CD19, including rights to UCART19/ALLO-501, and ALLO- 501A, an anti-CD19 candidate in which the rituximab recognition domains have been removed, either directly or through its US sublicensee Allogene Therapeutics. In this amendment, financial terms were improved to include an additional $27.6 million (€25 million based on the currency exchange rate at the amendment date) upfront payment, as well as up to $410 million (€370 million based on the currency exchange rate at the amendment) in clinical and commercial milestones. The royalty rate was increased from tiered high single-digit royalties to flat low double-digit royalties based on net sales of products. In addition, Cellectis regained exclusive control over the five undisclosed allogeneic CAR T-cell targets previously covered by the initial agreement.

•

On March 10, 2020, Cellectis announced that a new patent from the US Patent and Trademark Office (USPTO) had been granted to Cellectis for methods of preparing allogeneic T-cells for immunotherapy with CRISPR-Cas9 technology. The patent (US10,584,352) claims “a method of preparing and administering T-cells for immunotherapy comprised of providing primary human T-cells from a healthy donor and genetically modifying the primary human T-cells to eliminate expression of the T-cell receptor (TCR), which contains expression on the Cas9 endonuclease fused to a nuclear localization signal (NLS) and guide RNA that directs said endonuclease to at least one targeted locus encoding the TCR in the T-cell genome, and further the expansion of the genetically modified T-cells, as well as the administration of at least 10,000 of the expanded genetically modified T-cells to a patient.” This patent complements the European patent (EP3004337), claiming a method of preparing T-cells for immunotherapy using the CRISPR-Cas9 system, initially granted on August 2, 2017 and upheld by the European Patent Office (EPO) in November 2019 following an opposition procedure initiated in May 2018. In January 2020, Cellectis was also granted European Patent (EP3116902), which claims “an engineered isolated CAR T-cell, which expression of beta 2-microglobulin (B2M) is inhibited, while at least one gene encoding a component of the T-cell receptor (TCR) is inactivated.”

•

On April 13, 2020, Cellectis announced the appointment of Carrie Brownstein, M.D., to the role of Chief Medical Officer. In Dr. Brownstein’s new role, she will oversee clinical research and development for Cellectis’ UCART clinical trial programs. Dr. Brownstein joins Cellectis from Celgene, with a strong track record in hematology and myeloid diseases. She is assuming her new position based in the Cellectis New York office and is joining the Company’s executive committee.

•

On May 18, 2020, Cellectis announced the appointment of Leopold Bertea, Ph.D., to the role of Senior Vice President of Technical Operations—Europe. He is responsible for ensuring execution across Technical Operation milestones in process development, analytical development, external supply, and the GMP Paris manufacturing facility that support the development and production of Cellectis proprietary product candidates. Dr. Bertea joined from CellforCure where he was General Manager and Site Head upon its acquisition by Novartis in April 2019. He successfully refocused the Les Ulis site from a multiproduct CDMO affiliate of LFB to the new European Novartis site dedicated to Kymriah® autologous cell and gene therapy production, as well as tech transfer and production of new cell and gene pipeline projects for Novartis.

•

On June 25, 2020, Cellectis announced the publication of a new research paper in Frontiers in Bioengineering and Biotechnology. This article describes an innovative and easy-to-implement procedure which is expected to streamline the manufacturing of allogeneic ‘off-the-shelf’ CAR T-cell therapies. The methodology described in this article defines a novel non-mechanical purification strategy to generate TCRab negative (allogeneic) cells for CAR T-cell therapies. With an early and transient expression of an anti-CD3 CAR in the engineered donor T-cells, Cellectis programed these cells to self-eliminate the remaining TCR+ cell population and obtained an ultrapure TCRab(-) population (up to 99.9%) at the end of the CAR-T production. Using Cellectis’ proprietary technologies, TALEN® gene editing together with our PulseAgile cell electroporation device, the innovation team developed a new strategy to achieve purification levels compatible with manufacturing and clinical requirements, including the prevention of GvHD. This new method offers optimal outcome for potential future applications in both liquid and solid tumor development programs.

Since the beginning of 2020, Calyxt Inc., Cellectis’ majority-owned plant science subsidiary, has made the following achievements:

•

On January 23, 2020, Calyxt appointed Bobby Williams, Ph.D. to the newly created role of Director of Gene Editing to further expand Calyxt’s innovation, product pipeline, and trait discovery efforts and inform product advancement decisions. Dr. Williams has been on the forefront of advancements in plant sciences, and is an expert in the gene editing field. His accomplishments include developing new gene silencing technology and leading efforts to discover small RNAs to precisely engineer beneficial crop traits. In addition, Dr. Williams led gene discovery initiatives to improve crop traits to support sustainability, specifically drought resistance, improved nitrogen efficiency and yield enhancement.

•	Final 2020 planted soybean acres were nearly 72,000, representing a doubling of acres from the total planted in 2019.

•	On March 24, 2020 Calyxt launched its new website to showcase how Calyxt is harnessing the Power and Possibilities of Plants.

•	On April 7, 2020 Calyxt licensed New Enabling Technology from University of Minnesota for Greater Efficiency in Gene Edited Plants.

•

On June 3, 2020 Calyxt announced that its high oleic low linolenic (HOLL) soybean has been deemed a non-regulated article under the “Am I Regulated?” process by Biotechnology Regulatory Services of the Animal and Plant Health Inspection Service, an agency of the United States Department of Agriculture. This product represents Calyxt’s second-generation high oleic soybean.

Key events post June 30, 2020

For Cellectis:

•

On July 6, 2020, Cellectis announced that the MELANI-01 trial was placed on clinical hold by the U.S. Food and Drug Administration (FDA). This clinical hold which impacts only the MELANI-01 Study, was initiated following the submission of a safety report regarding one patient enrolled in the MELANI-01 study at dose level two (DLT), with R/R MM. This patient, who had been treated unsuccessfully with numerous lines of prior therapy (including autologous CAR T-cells), experienced a fatal treatment-emergent adverse event during the DLT period. Clinical evaluation of the case is ongoing, and additional details as to the immediate and underlying causes of this event are being investigated. Cellectis is working closely with the FDA to address the agency’s requests which includes changes to the MELANI-01 clinical protocol that are designed to enhance patient safety. The requested information and amended protocol are expected to be submitted in due course.

•

On July 6, 2020, André Choulika, Ph.D., Cellectis’ Chairman and CEO, announced that he will focus his energy on Cellectis’ development activities, and thus, announced his retirement from Calyxt’s Board of Directors, effective immediately. Calyxt’s Board of Directors appointed Yves Ribeill, Ph.D., an existing Calyxt Board member, as Chairman, effective as of the same date. Additionally, Calyxt’s Board of Directors appointed Laurent Arthaud, Cellectis’ Board member, as a Cellectis designated Director, effective as of July 6, 2020.

•

On July 21, 2020, Cellectis announced that Steve Doares, Ph.D., joined Cellectis from Biogen as Senior Vice President of US Manufacturing and Site Head of Raleigh manufacturing plant in North Carolina. Dr. Doares is responsible for the deployment of Cellectis’ proprietary state-of-the-art gene-editing cell manufacturing plant in Raleigh, NC, for clinical and commercial supplies of the Company’s current immuno-oncology UCART product candidates.

•

Dr. Bertea and Dr. Doares will be jointly leading Cellectis’ technical operations, replacing Bill Monteith, who is leaving Cellectis, as of August 6, 2020, to pursue other opportunities. Both Dr. Bertea and Dr. Doares will join Cellectis’ executive committee as of August 6, 2020.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

• progress the clinical trial of our wholly-controlled UCART123, UCARTCS1 and UCART22 product candidates and initiate additional clinical trials for other wholly-controlled product candidates;

• continue to advance the research and development of our current and future immuno-oncology product candidates;

• continue, through Calyxt, to advance the research and development of our current and future plant-based innovations and solutions;

• initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

• conduct and multiply, though Calyxt, additional field trials of our plant-based innovations and solutions;

• further develop and refine the manufacturing process for our immuno-oncology product candidates;

• change or add additional manufacturers or suppliers of biological materials;

• seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

• establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

• seek to identify and validate additional product candidates;

• acquire or in-license other product candidates, technologies, germplasm or other biological material;

• make milestone or other payments under any in-license agreements;

• maintain, protect and expand our intellectual property portfolio;

• build our manufacturing facilities and secure arrangements for clinical and commercial manufacturing;

• execute upon Calyxt’s go-to-market strategies in connection with its streamlined business model;

• seek to attract and retain new and existing skilled personnel;

• create additional infrastructure to support our operations as a public company; and

• experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim consolidated financial statements for the six months ended June 30, 2020 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the six-month period ended June 30, 2019 and 2020

Revenues.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Collaboration agreements	724	47,071	6401.6%	6568.6%
Other revenues	1,464	5,922	304.4%	314.8%
Revenues	2,188	52,993	2321.6%	2383.8%

*	Variation at U.S. dollar-euro constant rate (average rate year to date at June 30, 2020 for each six-month period ended June 30, 2019 and 2020), which eliminates exchange rate fluctuations impact

The increase in revenues of $50.8 million between the six-month periods ended June 30, 2019 and 2020 primarily reflects an increase of revenue pursuant to our collaboration agreements of $46.3 million, mainly due to a $27.6 million upfront payment received in March 2020 and the recognition of $19.4 million of deferred upfront and milestone payments already received on released targets in each case in connection with the amendment signed in March 2020 to our collaboration agreement with Servier. The increase in other revenues of $4.5 million relates to higher high oleic soybean meal revenues at Calyxt.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Research tax credit	4,172	3,573	-14.4%	-12.1%
Other income	—	(79)	n.a.	n.a.
Other income	4,172	3,494	-16.2%	-14.1%

*	Variation at U.S. dollar-euro constant rate (average rate year to date at June 30, 2020 for each six-month period ended June 30, 2019 and 2020), which eliminates exchange rate fluctuations impact

The decrease in other income of $0.7 million, or 16.2%, between the six-month periods ended June 30, 2019 and 2020 reflects a decrease of $0.6 million in research tax credits, due to lower research and development purchases and external expenses during the six-month period ended June 30, 2020 that are eligible for the tax credit.

Cost of revenue

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Cost of goods sold	(337)	(9,204)	n.a	n.a
Royalty expenses	(1,066)	(1,223)	14.8%	17.7%
Cost of revenue	(1,403)	(10,428)	643.3%	662.4%

*	Variation at U.S. dollar-euro constant rate (average rate year to date at June 30, 2020 for each six-month period ended June 30, 2019 and 2020), which eliminates exchange rate fluctuations impact

The increase in cost of goods sold of $8.9 million between the six-month periods ended June 30, 2019 and 2020 reflects the cost of soybean products sold in the period, the impact of lower cost associated with products in 2019, and a $4.2 million net realizable value adjustment to inventories (based on expected selling prices, grain processing costs, and a significant amount of excess seed produced for 2020 plantings), in each case at Calyxt.

Research and development expenses.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Personnel expenses	(15,049)	(18,290)	21.5%	24.7%
Purchases, external expenses and other	(24,938)	(25,298)	1.4%	4.0%
Research and development expenses	(39,987)	(43,587)	9.0%	11.8%

*	Variation at U.S. dollar-euro constant rate (average rate year to date at June 30, 2020 for each six-month period ended June 30, 2019 and 2020), which eliminates exchange rate fluctuations impact

Between the six-month periods ended June 30, 2019 and 2020, research and development expenses increased by $3.6 million or 9.0%. Personnel expenses increased by $3.2 million from $15.0 million in 2019 to $18.3 million in 2020 primarily due to a $0.9 million increase in non-cash stock-based compensation expense and a $3.7 million increase in wages and salaries as a result of increases in R&D headcount in both the therapeutic and plants segments which was partially offset by a $1.3 million decrease in social charges on stock option grants. Purchases, external expenses and other increased by $0.4 million from $24.9 million in 2019 to $25.3 million in 2020 of which $0.4 million relates to Calyxt.

Selling, general and administrative expenses.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Personnel expenses	(15,111)	(12,302)	-18.6%	-16.5%
Purchases, external expenses and other	(8,198)	(8,911)	8.7%	11.5%
Selling, general and administrative expenses	(23,309)	(21,213)	-9.0%	-6.7%

*	Variation at U.S. dollar-euro constant rate (average rate year to date at June 30, 2020 for each six-month period ended June 30, 2019 and 2020), which eliminates exchange rate fluctuations impact

Between the six-month periods ended June 2019 and 2020, the decrease in selling, general and administrative expenses of $2.1 million, or 9.0%, primarily reflects a $2.8 million decrease in personnel expenses from $15.1 million in 2019 to $12.3 million mainly due to a $3.2 million decrease in non-cash stock-based compensation expense and a $0.5 million decrease in social charges on stock option grants partly offset by a $0.9 million increase in wages and salaries. Purchases, external expenses and other increased by $0.7 million from $8.2 million in 2019 to $8.9 million in 2020 of which $0.3 million relates to Cellectis and $0.4 million to Calyxt.

Other operating income and expenses.

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Other operating income (expenses)	29	86	194.9%	202.5%

*	Variation at U.S. dollar-euro constant rate (average rate year to date at June 30, 2020 for each six-month period ended June 30, 2019 and 2020), which eliminates exchange rate fluctuations impact

No material variation between the six-month period ended June 30, 2019 and 2020.

Financial gain (loss).

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Financial income	5,643	3,644	-35.4%	-33.8%
Financial expenses	(1,795)	(4,279)	138.5%	144.6%
Financial gain (loss)	3,849	(635)	-116.5%	-116.9%

*	Variation at U.S. dollar-euro constant rate (average rate year to date at June 30, 2020 for each six-month period ended June 30, 2019 and 2020), which eliminates exchange rate fluctuations impact

The decrease in financial income of $2.0 million, or 35.4%, between the six-month periods ended June 30, 2019 and 2020 was mainly attributable to a decrease of interest received from financial investment of $2.0 million. The increase of $0.5 million in foreign exchange gain (from a $1.2 million gain in 2019 to a $1.7 million gain in 2020) is offset by the decrease in fair value adjustment for $0.5 million in relation with the decrease in interest rates compared to June 30, 2019.

The increase in financial expenses of $2.5 million, or 138.5%, between the six-month periods ended June 30, 2019 and 2020 was mainly attributable to $2.5 million increase in foreign exchange loss (from a $0.4 million loss in 2019 to a $2.9 million loss in 2020) and the increase in financial expenses related to the increase in lease debt for $0.1 million, offset by $0.1 million decrease in other financial expenses.

Net income (loss)

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Net income (loss)	(54,461)	(19,290)	-64.6%	-63.7%

*	Variation at U.S. dollar-euro constant rate (average rate year to date at June 30, 2020 for each six-month period ended June 30, 2019 and 2020), which eliminates exchange rate fluctuations impact

The increase in net income of $35.2 million between the six-month period ended June 30, 2019 and 2020 was mainly due to (i) a $50.1 million increase in revenues and other income and (ii) a $1.8 million decrease in non-cash stock-based compensation expense, partially offset by (i) a $8.9 million increase of cost of revenue, (ii) a $4.5 million decrease in financial result, (iii) an increase of $2.2 million increase in wages and (iv) an increase of $1.1 million in purchases, external expenses and other.

Non-controlling interests

	For the six-month period ended June 30,		% change	% change at U.S. dollar-euro constant rate*
	2019	2020	2020 vs 2019
Gain (loss) attributable to non-controlling interests	(5,670)	(7,069)	24.7%	27.9%

*	Variation at U.S. dollar-euro constant rate (average rate year to date at June 30, 2020 for each six-month period ended June 30, 2019 and 2020), which eliminates exchange rate fluctuations impact

During the six-month period ended June 30, 2020, we recorded $7.1 million in loss attributable to non-controlling interests. The increase in net loss attributable to non-controlling interests of $1.4 million is a result of increase in Calyxt’s net loss.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and Other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the six-month periods ended period 2019 and 2020:

	For the six-month period ended June 30, 2019			For the six-month period ended June 30, 2020
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	566	1,623	2,188	4,670	48,323	52,993
External other income	125	4,047	4,172	—	3,494	3,494

External revenues and other income	691	5,669	6,360	4,670	51,817	56,487

Cost of revenue	(337)	(1,066)	(1,403)	(9,219)	(1,207)	(10,428)
Research and development expenses	(5,300)	(34,688)	(39,987)	(5,388)	(38,199)	(43,587)
Selling, general and administrative expenses	(12,542)	(10,767)	(23,309)	(11,774)	(9,439)	(21,213)
Other operating income and expenses	20	9	29	(44)	131	86

Total operating expenses	(18,158)	(46,511)	(64,670)	(26,426)	(48,715)	(75,142)

Operating income (loss) before tax	(17,468)	(40,842)	(58,310)	(21,756)	3,102	(18,655)

Financial gain (loss)	347	3,502	3,849	(148)	(487)	(635)

Net income (loss)	(17,121)	(37,340)	(54,461)	(21,904)	2,615	(19,290)

Non controlling interests	5,670	—	5,670	7,069	—	7,069

Net income (loss) attributable to shareholders of Cellectis	(11,451)	(37,340)	(48,791)	(14,835)	2,615	(12,221)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	592	3,294	3,886	573	4,177	4,750
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	3,215	3,008	6,223	1,879	1,667	3,546

Adjustment of share-based compensation attributable to shareholders of Cellectis	3,808	6,302	10,109	2,452	5,844	8,296

Adjusted net income (loss) attributable to shareholders of Cellectis	(7,643)	(31,039)	(38,682)	(12,383)	8,459	(3,924)

Depreciation and amortization	(758)	(2,457)	(3,215)	(980)	(3,212)	(4,192)
Additions to tangible and intangible assets	1,461	3,456	4,917	355	29,832	30,187

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment increased by $46.1 million, from $5.7 million for the six-month period ended June 30, 2019, to $51.8 million for the six-month period ended June 30, 2020. The increase was primarily due to an increase of $46.7 million in collaboration agreement revenues, partially offset by a $0.6 million decrease in research tax credits, as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.

The increase in total operating expenses of $2.2 million from the six-month period ended June 30, 2019 to the six-month period ended June 30, 2020 resulted primarily from (i) higher personnel expenses of $2.0 million attributable to an increase of $4.3 million in personnel wages and salaries partially offset by decreases of $1.8 million in social charges on stock option grants and of $0.5 million in non-cash stock-based compensation expenses and, (ii) an increase of $0.2 million in royalty expenses.

Operating income before tax for our Therapeutics segment increased by $43.9 million from the six-month period ended June 30, 2019 to the six-month period ended June 30, 2020.

Adjusted net income attributable to shareholders of Cellectis for our Therapeutics segment increased by $39.4 million from the six-month period ended June 30, 2019 to the six-month period ended June 30, 2020.

Plants segment

External revenues and other income in our Plants segment increased by $4.0 million from $0.7 million for the six-month period ended June 30, 2019 to $4.7 million for the six-month period ended June 30, 2020 due to higher high oleic soybean meal revenues.

The increase in total operating expenses of $8.3 million from the six-month period ended June 30, 2019 to the six-month period ended June 30, 2020 resulted primarily from an increase in Calyxt’s activities, which contributed to (i) an increase in cost of goods sold of $8.9 million and (ii) an increase of $0.9 million in purchases, external expenses and other, partially offset by (iii) a decrease of $1.4 million in non-cash stock-based compensation expenses and (iv) a decrease of $0.2 million in personnel wages and salaries.

Operating loss before tax for our Plants segment increased by $4.3 million from the six-month period ended June 30, 2019 to the six-month period ended June 30, 2020.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $3.4 million from the six-month period ended June 30, 2019 to the six-month period ended June 30, 2020.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our collaboration agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of June 30, 2020, we had current financial assets and cash and cash equivalents of $311.1 million comprising cash and cash equivalents of $260.7 million and current financial assets of $50.4 million which include $ 20.4 million of current restricted cash. Long term restricted cash amounts to $5.5 million and is classified in Other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalent denominated in U.S. dollars is $157.3 million as of June 30, 2020. Current financial assets denominated in U.S. Dollars amounted to $50.3 million as of June 30, 2020.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the six-month periods ended June 30, 2019 and 2020:

	For the six-month period ended June 30,
	2019	2020
	$ in thousands
Net cash flows provided by (used in) operating activities	(43,613)	(20,766)
Net cash flows provided by (used in) investing activities	(7,545)	(53,882)
Net cash flows provided by (used in) financing activities	(1,999)	(1,898)

Total	(53,157)	(76,546)

Effect of exchange rate changes on cash	(1,377)	(3,266)

For the six-month period ended June 30, 2020, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $22.2 million to suppliers, wages and social expenses of $15.1 million, Calyxt operating payments of $24.7 and $3.5 million of VAT offset by $32.9 million of payments received from Servier pursuant to our collaboration agreements, $2.0 million from our licensing and other collaboration agreements, $7.7 million of R&D credit received, $1.0 million of interest received and other variances. For the six-month period ended June 30, 2019, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $23.8 million to suppliers, wages and social expenses of $12.6 million, and Calyxt operating payments of $12.8 million, partially offset by $1.7 million of payments received from Servier and Allogene Therapeutics pursuant to our collaboration agreements, $1.0 million of payments received from licenses, $4.1 million of interest received and $0.4 million of VAT and other taxes reimbursement as well as other variances.

For the six-month period ended June 30, 2020, our net cash flows used in investing activities primarily reflects (i) our investments in R&D equipment and building fittings in both the United States and France of $22.0 million, including $3.5 million that relates to Cellectis’ new raw material manufacturing facility in Paris, $17.8 million relates to the new commercial manufacturing facility in Raleigh, North Carolina and the remainder attributable to investing activity in the Plants segment, with $30.0 million of new current financial assets and $1.9 million of new non-current financial assets as well as other variances. For the six-month period ended June 30, 2019, our net cash flows used in investing activities primarily reflects (i) our investments in R&D equipment and building fittings in both the United States and France of $4.8 million included $3.7 million of assets under construction relates to Cellectis’ new raw material manufacturing facility in Paris ($1.1 million) and new commercial manufacturing facility in Raleigh, North Carolina ($1.8 million) and the rest relates to the Plants segment activity, (ii) the reclassification of $2.5 million related to a letter of credit related to our Raleigh facility in non-current financial asset, (iii) a $0.2 million deposit related to a Paris lease extension and equipment lease agreement as well as other variances.

For the six-month period ended June 30, 2020, our net cash used by financing activities reflects mainly the payments on lease debts for $3.6 million partially offset by the collection of $1.5 million related to the Paycheck Protection Program loan at Calyxt over the period. For the six-month period ended June 30, 2019, our net cash used by financing activities reflects the payments on lease debts for $1.7 million and Calyxt payment of $0.6 million in withholding taxes in connection with the net settlement of RSUs, partially offset by Calyxt stock options exercises during the period for $0.3 million.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the preclinical activities and the manufacturing activities of the requisite raw materials for the manufacturing of UCART123, UCART22 and UCARTCS1, the technology transfer to CELLforCURE, MolMed and Lonza, and the GMP manufacturing of UCART123, UCART22 and UCARTCS1 at CELLforCURE, MolMed and Lonza. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur, LifeTechnologies and University of Minnesota. In addition, in 2017 and 2018, we initiated clinical studies at Weill Cornell and the MD Anderson Cancer Center, leading to additional cash burn through payments to the clinical research centers, the Contract Research Organization involved and the companies involved in the logistics and testing of the clinical sample material. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligation in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutics. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates. Although Calyxt achieved commercialization in the first quarter of 2019, it has not yet generated significant revenue under its existing go-to-market strategy from sales of its initial high oleic soybean products. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our therapeutic product candidates, and begin to commercialize any approved products.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new plant-based innovations and solutions, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

We believe that the consolidated cash, cash equivalents, current financial assets and restricted cash positions of Cellectis and Calyxt as of June 30, 2020 will be sufficient to fund the two companies’ operations into 2022. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our and Calyxt’s financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account our projected cash flow from operations (including payments we expect to receive pursuant to our collaboration agreements) and government funding of research programs, as well as Calyxt’s anticipated cash burn rate, anticipated expense reduction efforts, and its expectations regarding an effective advancement of its go-to-market soybean strategy and anticipated cash receipts from its product development efforts with partners. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our plant-based innovations and solutions;

•	the capacity of manufacturing our products in France and in the United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our plant-based innovations and solutions to successfully progress to an appropriate development stage to be effectively deployed under Calyxt’s go-to market strategies;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

Calyxt enters into seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item 11 of Part I of the Annual Report. Our exposure to market risk has not changed materially since December 31, 2019.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2019.

There have been no changes in the Company’s internal control over financial reporting during the six-month period ended June 30, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business.

Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

The risk factor disclosed below supplement the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2019, and in Cellectis’ report on Form 6-K filed with the SEC on May 6, 2020 relating to Cellectis’ financial results for the three months ended March 31, 2020, and should be read in conjunction with those risk factors.

Calyxt intends to license certain product candidates that it develops and, in some cases, its TALEN® technology to third parties and will be dependent on them to successfully commercialize these product candidates or product candidates developed with its technology.

In addition to Calyxt’s seed sale go-to-market strategy, Calyxt intends to license certain product candidates that it develops to third parties for commercialization and sale under their own brands. In addition, Calyxt may out license its TALEN® technology to permit third parties to develop specific traits in specific crops. Calyxt’s licensee customers will primarily be global food processing companies, but may also include seed companies, biotechnology companies, germplasm providers, and growers. Once Calyxt licenses a product candidate to a customer, they will typically oversee its commercialization. Where Calyxt licenses TALEN®technology to a customer, they will typically oversee its development and commercialization. In both cases, Calyxt’s ability to achieve milestone payments or generate royalties will not be within Calyxt’s direct control.

If Calyxt’s licensees are delayed or unsuccessful in their development and commercialization efforts, as applicable, or if they fail to devote sufficient time and resources to support the marketing and selling efforts of those products, Calyxt may not receive milestone and/or royalty payments as expected and its financial results could be harmed. Further, if these licensee customers fail to market licensed products or products developed with Calyxt’s licensed technology at prices that will achieve or sustain market acceptance for those products, Calyxt’s royalty revenues could be further harmed.

Some of the licenses Calyxt may grant to its licensing partners may be exclusive, which could limit further licensing or partnership opportunities.

Some of the licenses Calxyt may grant to its licensing partners with respect to certain product candidates or for the development of specific traits in identified crops using TALEN® technology may be exclusive within specified jurisdictions, so long as Calyxt’s licensing partners comply with the terms of the license agreements. That means that once a product candidate is licensed to a licensing partner, Calyxt may be generally prohibited from licensing that product candidate to any other third party. Similarly, once TALEN® technology is licensed for a specific trait in a specific crop, Calyxt may be generally prohibited from licensing TALEN® technology to any other third party for purposes of developing the same trait in the same crop or from using TALEN® technology itself to develop the same trait in the same crop. The limitations imposed by such exclusive licenses could prevent Calyxt from expanding its business and increasing its product development initiatives with new licensing partners, both of which could adversely affect Calyxt’s business and results of operations.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.